Exhibit 99.1

Fang Announces Second Quarter 2018 Results

BEIJING, Aug. 28, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or “we”), the leading real estate Internet portal in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

●	Total revenues were $74.4 million, a decrease of 32.4% from the corresponding period in 2017.
●	Operating income was $16.7 million. Non-GAAP operating income was $20.8 million.
●	Net loss attributable to Fang's shareholders was $26.6 million, which was primarily due to the change in fair value of equity securities of $80.3 million in accordance with new accounting pronouncement, and the income tax benefits of $38.3 million related to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income tax and interest liability. Fully diluted loss per ADS was $0.06.
●	Non-GAAP net income attributable to Fang's shareholders was $55.9 million. Non-GAAP fully diluted income per ADS was $0.13. A description of the adjustments from GAAP net loss to non-GAAP net income attributable to Fang's shareholders and fully diluted income per ADS is detailed in the Reconciliation Statement following this press release.
●	Adjusted EBITDA was $27.4 million. A description of the adjustments from GAAP net loss to Adjusted EBITDA is detailed in the Reconciliation Statement following this press release.

First Half 2018 Highlights

●	Total revenues were $137.2 million, a decrease of 37.6% from the corresponding period in 2017.
●	Operating income was $12.8 million. Non-GAAP operating income was $21.4 million.
●	Net loss attributable to Fang's shareholders was $71.4 million, which was primarily due to the change in fair value of equity securities of $122.6 million in accordance with new accounting pronouncement, and the income tax benefits of $42.5 million related to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income tax and interest liability. Fully diluted loss per ADS was $0.16.
●	Non-GAAP net income attributable to Fang's shareholders was $57.6 million. Non-GAAP fully diluted income per ADS was $0.13. A description of the adjustments from GAAP net loss to non-GAAP net income attributable to Fang's shareholders and fully diluted income per ADS is detailed in the Reconciliation Statement following this press release.
●	Adjusted EBITDA was $34.5 million. A description of the adjustments from GAAP net loss to Adjusted EBITDA is detailed in the Reconciliation Statement following this press release.

“Fang’s technology-driven open platform is speeding up its offerings of upgraded products and services to real estate companies and professionals as well as home buyers and sellers,” said Vincent Mo, Chairman and CEO of Fang.com. “We aim to serve and empower our clients and recover our market share sustainably.”

Second Quarter 2018 Results

Revenues

Fang reported total revenues of $74.4 million in the second quarter of 2018, a 32.4% decrease from $110.1 million in the corresponding period of 2017, primarily due to the decline in e-commerce services revenue.

Revenue from listing services was $33.2 million in the second quarter of 2018, a decrease of 21.7% from $42.3 million in the corresponding period of 2017, caused by the decreased number of paying members.

Revenue from marketing services was $25.1 million in the second quarter of 2018, a decrease of 28.3% from $35.0 million in the corresponding period of 2017, primarily due to slowdown in the real estate market and the continued impacts of tightening policies.

Revenue from value-added services was $8.4 million in the second quarter of 2018, an increase of 17.9% from $7.1 million in the corresponding period of 2017, primarily due to a rising demand for our database and research services.

Revenue from Internet financial services was $6.0 million in the second quarter of 2018, an increase of 121.8% from $2.7 million in the corresponding period of 2017, driven by increased demand for products on our diversified loan platform.

Revenue from e-commerce services was $1.7 million in the second quarter of 2018, a decrease of 92.4% from $22.9 million in the corresponding period of 2017. The decline was primarily due to Fang's transformation back to a technology-driven open platform model.

Cost of Revenue

Cost of revenue was $8.1 million in the second quarter of 2018, a decrease of 83.4% from $48.7 million in the corresponding period of 2017. The decrease in cost of revenue was mainly caused by the optimization in our cost structure under the technology-driven open platform model, and the reversal of $9.2 million of previously recorded ASC450 business tax and interest liability.

Operating Expense

Operating expenses were $49.6 million in the second quarter of 2018, a decrease of 26.4% from $67.4 million in the corresponding period of 2017.

Selling expenses were $19.0 million in the second quarter of 2018, a decrease of 17.7% from $23.1 million for the corresponding period of 2017, primarily due to the decrease in advertising and promotional expenses.

General and administrative expenses were $33.8 million in the second quarter of 2018, a decrease of 22.5% from $43.6 million for the corresponding period of 2017, primarily due to the effective cost control.

Operating Income

Operating income was $16.7 million in the second quarter of 2018, compared to operating loss of $6.1 million in the corresponding period of 2017, primarily attributable to the downsized e-commerce services and effective cost control.

Change in fair value of equity securities

Change in fair value of equity securities for the second quarter of 2018 was $80.3 million. The amount represents changes in fair value of equity securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018.

Income Tax Benefits

Income tax benefits were $38.3 million in the second quarter of 2018, compared to income tax benefits of $0.6 million in the corresponding period of 2017, primarily due to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income tax and interest liability.

Net Loss and EPS

Net loss attributable to Fang's shareholders was $26.6 million in the second quarter of 2018, compared to net loss of $2.1 million in the corresponding period of 2017, which is caused by change in fair value of equity securities. Loss per fully-diluted ordinary share and ADS were $0.30 and $0.06 in the second quarter of 2018, compared to loss of $0.024 and $0.005, respectively, in the corresponding period of 2017.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $27.4 million in the second quarter of 2018, compared to $1.3 million in the corresponding period of 2017.

Cash

As of June 30, 2018, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $481.8 million, compared to $547.1 million as of December 31, 2017. Net cash generated from operating activities was $41.3 million in the second quarter of 2018, compared to cash flow generated from operating activities of $23.1 million in the same period of 2017.

First Half 2018 Results

Revenues

Fang reported total revenues of $137.2 million for the first half of 2018, representing a decrease of 37.6% from $219.9 million for the corresponding period in 2017, primarily due to the decline of e-commerce services.

Revenue from listing services was $59.9 million for the first half of 2018, a decrease of 21.6% from $76.4 million for the corresponding period in 2017, caused by the decreased number of paying members.

Revenue from marketing services was $42.4 million for the first half of 2018, a decrease of 32.0% from $62.4 million for the corresponding period in 2017, primarily due to slowdown in the real estate market and the continued impacts of tightening policies.

Revenue from value-added services was $15.0 million for the first half of 2018, an increase of 11.4% from $13.4 million in the corresponding period in 2017, primarily due to a rising demand for our database and research services.

Revenue from internet financial services was $11.0 million for the first half of 2018, an increase of 123.2% from $4.9 million for the corresponding period in 2017, driven by increased demand for products on our diversified loan platform.

Revenue from e-commerce services was $8.9 million for the first half of 2018, an 85.8% decrease from $62.8 million for the same period in 2017. The decline was primarily due to Fang's transformation back to a technology-driven open platform model.

Cost of Revenue

Cost of revenue was $28.4 million for the first half of 2018, a decrease of 74.1% from $109.5 million for the corresponding period in 2017. The decrease in cost of revenue was mainly caused by the optimization in our cost structure under the technology-driven open platform model, and the reversal of $9.2 million of previously recorded ASC450 business tax and interest liability.

Operating Expenses

Operating expenses were $96.1 million for the first half of 2018, a decrease of 21.6% from $122.6 million for the corresponding period in 2017.

Selling expenses were $34.7 million for the first half of 2018, a decrease of 25.4% from $46.5 million for the corresponding period in 2017, primarily due to the decrease in advertising and promotional expenses.

General and administrative expenses were $64.6 million for the first half of 2018, a decrease of 13.9% from $75.0 million for the corresponding period in 2017, primarily due to the effective cost control measures.

Operating Loss/Income

Operating income was $12.8 million for the first half of 2018, compared to operating loss of $12.2 million for the corresponding period in 2017, primarily due to the downsized e-commerce services and effective cost control.

Change in fair value of equity securities

Change in fair value of equity securities for the first half of 2018 was $122.6 million. The amount represents changes in fair value of equity securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018.

Income Tax Benefits/Expenses

Income tax benefits was $42.5 million for the first half of 2018, compared to income tax expenses of $4.3 million for the corresponding period in 2017, primarily due to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) tax and interest liability.

Net Loss and EPS

Net loss attributable to Fang’s shareholders was $71.4 million for the first half of 2018, compared to net loss attributable to Fang’s shareholders $14.1 million for the corresponding period in 2017, which is caused by change in fair value of equity securities. Loss per fully diluted ordinary share and ADS were $0.80 and $0.16, respectively, for the first half of 2018, compared to loss per fully diluted ordinary share and ADS of $0.16 and $0.03, respectively, for the corresponding period in 2017.

Cash

As of June 30, 2018, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $481.8 million, compared to $547.1 million as of December 31, 2017. Net cash generated from operating activities was $34.3 million in the first half of 2018, compared to net cash generated from operating activities of $12.1 million for the same period in 2017.

Business Outlook

Based on current market conditions and current operations, Fang will increase the expenditure on marketing and promotion, Fang’s non-GAAP net income is expected to be profitable for the fiscal year ending December 31, 2018. These estimates represent management’s current and preliminary view, which are subject to change.

Change of Board Members

Fang has appointed Mr. Shaohua Zhang, founder and managing director of Beijing Beyondal Electric Co., Ltd., as an independent director and member of the audit committee of the Board. Mr. Minqiang Bi has recently resigned from the Board due to personal reasons. Fang thanks Mr. Bi for his efforts and contributions to the company.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP measures help identify underlying trends in Fang’s business that could otherwise be distorted by the effect of the change in fair value of equity securities, and the expenses and gains that Fang includes in income from operations and net income. Fang believes that these non-GAAP measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Fang’s management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that share-based compensation, investment income, change in fair value of equity securities, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring item that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

New accounting pronouncements

The new revenue recognition standard (ASU No. 2014-09 'Revenue from Contracts with Customers') was released in 2014 and becomes effective for Fang with effect from January 1, 2018. Fang has elected to adopt the new standard (ASC 606 - 'Revenue from Contracts with Customers') using cumulative effect method for all contracts that are not completed contracts at the date of initial application. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening retained earnings as of January 1, 2018 in the amount of $0.3 million.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Fang adopted this standard from the quarter beginning January 1, 2018, and Fang recognized a cumulative-effect adjustment to retained earnings of $163.8 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on August 28, 2018 through 9:59 ET September 5, 2018. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	5587239

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Jessie Yang
Investor Relations Director
Phone: +86-10-5631-8805
Email: jessieyang@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	June 30,	December 31,
	2018	2017
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	183,085	228,276
Restricted cash, current	220,225	223,002
Short-term investments	39,854	55,801
Accounts receivable, net	65,605	66,884
Funds receivable	7,411	6,264
Prepayment and other current assets	31,248	32,704
Commitment deposits	198	5,876
Loan receivable, current	158,625	129,438
Amount due from related parties	613	167
Total current assets	706,864	748,412
Non-current assets:
Property and equipment, net	767,209	622,145
Prepaid land lease payments	34,839	35,728
Loan receivable, non-current	12,300	14,674
Deferred tax assets, non-current	7,394	7,602
Restricted cash, non-current portion	38,600	39,982
Deposit for non-current assets	6,416	58,722
Long-term investments	340,203	470,964
Other non-current assets	1,030	2,026
Total non-current assets	1,207,991	1,251,843
Total assets	1,914,855	2,000,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	273,065	236,985
Deferred revenue	193,746	168,884
Accrued expenses and other liabilities	121,101	158,799
Customers’ refundable fees	12,653	7,070
Income tax payable	4,019	4,374
Convertible senior notes	5,700	5,700
Total current liabilities	610,284	581,812
Non-current liabilities:
Long-term loans	70,674	114,109
Convertible senior notes	292,210	291,365
Deferred tax liabilities, non-current	94,778	126,641
Other non-current liabilities	175,418	146,053
Total non-current liabilities	633,080	678,168
Total Liabilities	1,243,364	1,259,980

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of June 30, 2018 and December 31, 2017: 71,775,286 and 71,425,120; outstanding shares as of June 30, 2018 and December 31, 2017: 64,649,429 and 64,360,062	9,238	9,204
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2018 and December 31, 2017 respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	512,035	500,666
Accumulated other comprehensive income	(35,237)	137,630
Retained earnings	318,253	225,574
Total Fang Holdings Limited shareholders' equity	670,798	739,583
Non-controlling interests	693	692
Total equity	671,491	740,275
TOTAL LIABILITIES AND EQUITY	1,914,855	2,000,255

Fang Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Listing services	33,159	42,343	59,897	76,386
Marketing services	25,105	35,035	42,431	62,370
Value-added services	8,424	7,148	14,970	13,436
Financial services	5,992	2,702	11,045	4,949
E-commerce services	1,727	22,865	8,895	62,755
Total revenues	74,407	110,093	137,238	219,896

Cost of Revenues:
Cost of services	(8,112)	(48,728)	(28,354)	(109,454)
Total Cost of Revenues	(8,112)	(48,728)	(28,354)	(109,454)

Gross Profit	66,295	61,365	108,884	110,442

Operating expenses and income:
Selling expenses	(19,030)	(23,099)	(34,652)	(46,510)
General and administrative expenses	(33,849)	(43,624)	(64,589)	(75,007)
Other income/(loss)	3,299	(704)	3,159	(1,107)
Operating Income (loss)	16,715	(6,062)	12,802	(12,182)
Foreign exchange gain	4	1	1	214
Other-than-temporary impairment on available-for-sale securities	-	(1,817)	-	(2,768)
Interest income	2,226	2,714	4,871	5,438
Interest expense	(5,615)	(4,400)	(11,100)	(8,241)
Investment income	1,950	5,985	2,052	5,985
Government grants	283	932	498	1,699
Other non-operating loss	(95)	-	(465)	-
Change in fair value of equity securities	(80,326)	-	(122,569)	-
Loss before income taxes and non-controlling interests	(64,858)	(2,647)	(113,910)	(9,855)
Income tax expenses
Income tax expenses	38,292	553	42,468	(4,256)
Net loss	(26,566)	(2,094)	(71,442)	(14,111)
Net loss attributable to noncontrolling interests	(1)	(1)	(1)	(1)
Net loss attributable to Fang Holdings Limited shareholders	(26,565)	(2,093)	(71,441)	(14,110)
Other comprehensive income (loss), net of tax
Foreign currency Translation	(51,272)	16,459	(9,484)	19,578
Amounts reclassified from accumulated other comprehensive income	-	(1,674)	-	(1,674)
Unrealized gain on available-for-sale security	-	84,611	-	85,124
Loss (income) on intra-entity foreign transactions of long-term-investment nature	(860)	(171)	402	(171)
Total other comprehensive loss (income), net of tax	(52,132)	99,225	(9,082)	102,857
Comprehensive income loss (income)	(78,698)	97,131	(80,524)	88,746
Loss per share for Class A and Class B ordinary shares
Basic	(0.30)	(0.02)	(0.80)	(0.16)
Diluted	(0.30)	(0.02)	(0.80)	(0.16)
Loss per ADS
Basic	(0.06)	(0.005)	(0.16)	(0.03)
Diluted	(0.06)	(0.005)	(0.16)	(0.03)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,851,842	88,437,943	88,809,904	88,398,683
Diluted	88,851,842	88,437,943	88,809,904	88,398,683
Weighted average number of ADSs outstanding:
Basic	444,259,212	442,189,713	444,049,519	441,993,416
Diluted	444,259,212	442,189,713	444,049,519	441,993,416

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
GAAP income/(loss) from operations	16,715	(6,062)	12,802	(12,182)
Share-based compensation expense	4,068	2,233	8,567	3,772
Non-GAAP income/(loss) from operations	20,783	(3,839)	21,369	(8,410)

GAAP net loss	(26,566)	(2,094)	(71,442)	(14,111)
Share-based compensation expense	4,068	2,233	8,567	3,772
Investment income	(1,950)	(5,985)	(2,052)	(5,985)
Change in fair value of equity securities	80,326	-	122,569	-
Non-GAAP net income/(loss)	55,878	(5,846)	57,642	(16,324)

Net loss attributable to Fang shareholders	(26,565)	(2,093)	(71,441)	(14,110)
Share-based compensation expense	4,068	2,233	8,567	3,772
Investment income	(1,950)	(5,985)	(2,052)	(5,985)
Change in fair value of equity securities	80,326	-	122,569	-
Non-GAAP net Income/(loss) attributable to Fang Holdings Limited shareholders	55,879	(5,845)	57,643	(16,323)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.30)	(0.02)	(0.80)	(0.16)
Diluted	(0.30)	(0.02)	(0.80)	(0.16)
GAAP earnings per ADS:
Basic	(0.06)	(0.005)	(0.16)	(0.03)
Diluted	(0.06)	(0.005)	(0.16)	(0.03)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.63	(0.07)	0.65	(0.18)
Diluted	0.63	(0.07)	0.65	(0.18)
Non-GAAP earnings per ADS:
Basic	0.13	(0.01)	0.13	(0.04)
Diluted	0.13	(0.01)	0.13	(0.04)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,851,842	88,437,943	88,809,904	88,398,683
Diluted	88,851,842	88,437,943	88,809,904	88,398,683
Weighted average number of ADSs outstanding:
Basic	444,259,212	442,189,713	444,049,519	441,993,416
Diluted	444,259,212	442,189,713	444,049,519	441,993,416

GAAP Net loss	(26,566)	(2,094)	(71,442)	(14,111)
Add back:
Share-based compensation expense	4,068	2,233	8,567	3,772
Change in fair value of equity securities	80,326	-	122,569	-
Interest expense	5,615	4,400	11,100	8,241
Depreciation expenses	6,404	6,055	13,107	11,612
Subtract:
Investment income	(1,950)	(5,985)	(2,052)	(5,985)
Interest income	(2,226)	(2,714)	(4,871)	(5,438)
Income tax (benefits)/expenses	(38,292)	(553)	(42,468)	4,256
Adjusted EBITDA	27,379	1,342	34,510	2,347